UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*

                          Max & Irma's Restaurant, Inc.

                    ----------------------------------------

                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)
                                   577903107
                    ----------------------------------------
                                 (CUSIP Number)

      Roger Lipton, 399 Park Avenue, 27th Floor, New York, New York 10022,
                                 (212) 207-4003
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                     9/18/98
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 577903107

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Roger Lipton ("R.Lipton")
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

                         7.        SOLE VOTING POWER                         -0-

NUMBER OF                8.        SHARED VOTING POWER                       -0-

SHARES BENEFICIALLY      9.        SOLE DISPOSITIVE POWER                    -0-

REPORTING PERSON WITH    10.       SHARED DISPOSITIVE                        -0-
                                   POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         -0-

14.      TYPE OF REPORTING PERSON*

         IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.577903107

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mary Lipton ("M.Lipton")
          ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

NUMBER OF                7.       SHARED VOTING POWER                        -0-
SHARES BENEFICIALLY
OWNED BY EACH            8.       SOLE DISPOSITIVE POWER                     -0-
REPORTING PERSON WITH

                         9.       SHARED DISPOSITIVE                         -0-
                                  POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         -0-

14.      TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.577903107

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RHL Associates, L.P. ("RHL")
         13-3694837

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF                7.       SHARED VOTING POWER                        -0-
SHARES BENEFICIALLY
OWNED BY EACH            8.        SHARED DISPOSITIVE POWER                  -0-
REPORTING PERSON WITH
                         9.       SOLE DISPOSITIVE POWER                     -0-

                         9.       SHARED DISPOSITIVE                         -0-
                                  POWER:
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         -0-

14.      TYPE OF REPORTING PERSON*

         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.577903107

                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lipton Financial Services, Inc.("Lipton")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [X]
         (b)      [ ]


3.       SEC USE ONLY

4.       SOURCE OF FUNDS*:  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA

NUMBER OF                7.       SOLE VOTING POWER                          -0-
SHARES BENEFICIALLY
OWNED BY EACH            8.       SHARED VOTING POWER                        -0-
REPORTING PERSON WITH
                         9.       SOLE DISPOSITIVE POWER:                    -0-

                        10.       SHARED DISPOSITIVE                         -0-
                                  POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0

14.      TYPE OF REPORTING PERSON*

         CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER

The equity securities to which this statement relates are Common Stock, par value $.10 per share (the "Common Stock"), of Max & Irma's Restaurants, Inc. ("M&I"), a Delaware corporation with its principal executive offices at 4849 Evanswood Drive, Columbus Ohio 43229. At December 31, 1997, M&I had outstanding 4,250,000 shares of Common Stock, according to information provided to the Reporting Persons (as defined below) in M&I's proxy materials.

ITEM 2.IDENTITY AND BACKGROUND

         (a) The present principal occupation or employment of each of the Reporting Persons is as follows:


          R.Lipton registered representative with Axiom Capital Management, Inc., a registered broker dealer, and the principal of Lipton

          M.Lipton       private investor and the wife of R.Lipton

          RHL            private investment partnership

          Lipton         General partner of RHL

          (b) This statement is filed by (I) Roger Lipton ("R.Lipton"), an individual, (II) Mary Lipton ("M.Lipton"), an individual, (III) RHL Associates, L.P. ("RHL"), a Delaware limited partnership, and (iv) Lipton Financial Services, Inc. ("Lipton"), a New York corporation (collectively, the "Reporting Persons"). RHL is a private investment partnership engaging in the purchase and sale of securities for investment and for its own account. Lipton is the sole general partner of Lipton. R.Lipton is the sole stockholder, officer and director of Lipton. M.Lipton is a private investor and the wife of R. Lipton. Lipton is in a position to determine the investment and voting decisions made by RHL and M.Lipton. Therefore, the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") with respect to the shares acquired by R.Lipton, M.Lipton and RHL.

          (c) The business  address of each of the Reporting Person is:

                           399 Park Avenue, 27th Floor
                           New York, New York 10022

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) R.Lipton and M.Lipton are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FINDS OR OTHER CONSIDERATION

          The shares reported herein as beneficially owned by the Reporting Persons were purchased with working investment capital.

ITEM 4.           PURPOSE OF TRANSACTION

          The shares of Common Stock reported herein were acquired, and thereafter sold for investment purposes. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date hereof, The Reporting Person do not beneficially own any shares of Common Stock of M&I.

         (b)  Not Applicable.

         (c) On September 18, 1998, the Reporting Persons, in the aggregate, sold 291,000 shares of M&I common stock by means of an over-the-counter transaction, at a per share of $7,87. With the exception of the purchase of 25,000 shares of M&I common stock, this was the only transaction in the subject securities effected by the Reporting Persons during the past sixty days, and reduced their holdings to zero.

         (d)      Not Applicable.

         (e)      September 18, 1998

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE COMPANY.

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         (a)      Joint Acquisition Statement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                 RHL Associates, L.P.

                                      By:      Lipton Financial Services, Inc.
                                               ---------------------------------
                                                General Partner

                                      By:      /s/ Roger Lipton
                                               ---------------------------------
                                               Roger Lipton, President

                                      /s/ Roger Lipton
                                      ---------------------------------
                                      Roger Lipton

                                      /s/ Mary Lipton
                                      ---------------------------------
                                      Mary Lipton


                                      Lipton Financial Services, Inc.

                                      By:      /s/ Roger Lipton
                                               ---------------------------------
                                               Roger Lipton, President

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13D-1 (k) (1)

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: September 28, 1998

                                       RHL Associates, L.P.

                                      By:      Lipton Financial Services
                                               General Partner

                                      By:      /s/ Roger Lipton
                                               ---------------------------------
                                               Roger Lipton

                                      /s/ Roger Lipton
                                      ---------------------------------
                                      Roger Lipton

                                      /s/ Mary Lipton
                                      ---------------------------------
                                      Mary Lipton

                                      Lipton Financial Services, Inc.

                                      By:      /s/ Roger Lipton
                                               ---------------------------------
                                               Roger Lipton
                                               President